Exhibit 99.1

Biotie Therapies Corp.       Stock Exchange Release       November 2, 2015 at 9.00 a.m.

Change in the number of votes relating to Biotie Therapies Corp.’s shares

Biotie Therapies Corp. (Nasdaq Helsinki BTH1V; NASDAQ: BITI) ("Biotie" or the "Company") announces that the Swiss subsidiary of the Company, Biotie Therapies AG (previously Synosia Therapeutics Holding AG and Biotie Therapies Holding AG) has conveyed Biotie shares against consideration pursuant to the option programs as follows:

October 2015 to date	Total (5/2011- 10/2015 to date)	Options outstanding
7,739	9,802,616	2,027,628

The conveyance of Biotie shares relates to the option plan of Synosia Therapeutics Holding AG (currently Biotie Therapies Holding AG, "Synosia") acquired by Biotie in February 2011. According to such Synosia share option plan, options have been granted to employees, former directors and consultants. In connection with the completion of the acquisition of Synosia, the option plan was amended so that instead of shares in Synosia an aggregate maximum of 14,912,155 shares in Biotie may be subscribed based on the plan. Biotie issued these 14,912,155 shares to its current subsidiary Synosia in connection with the acquisition to be further conveyed to the option holders when they potentially exercise their option rights in accordance with the terms and conditions of the option program.

The conveyed shares previously held as Treasury shares have not carried any voting rights. The conveyance does not affect the number of registered shares.

After the conveyances the changes are as follows:

Increase in number of outstanding shares	Total amount of voting rights	Number of the Company’s share held by the Biotie Group	Total number of registered shares
7,739	978,253,983	108,686,288	1,086,940,271

Turku, November 2, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

Virve Nurmi, Biotie Therapies Corp.
tel. +358 2 274 8900
e-mail: virve.nurmi@biotie.com

DISTRIBUTION
NASDAQ OMX Helsinki Ltd
Main Media
www.biotie.com